PROSPECT CAPITAL CORPORATION
10 East 40th Street, 42nd Floor
New York, New York 10016
September 10, 2014
VIA EDGAR
Asen Parachkevov
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prospect Capital Corporation
Preliminary Proxy Statement Filed on August 27, 2014
(the "Proxy Statement")
Dear Mr. Parachkevov:
We are in receipt of oral comments provided by you on September 8, 2014 regarding Prospect Capital Corporation's (the "Company") preliminary proxy statement filed on August 27, 2014.
We have considered your comments and have made the responses and amendments to the Company's proxy statement discussed below. For ease of reference, we have included your comments below followed by our responses.
The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff ("Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Prospect Capital Corporation
September 10, 2014

Comments
Comment 1:    Under Quorum Required on page 2 of the Proxy Statement, please delete the sentence, "However, abstentions and "broker non-votes" on a matter are not treated as votes cast on such matter."
Response: We have deleted the referenced sentence.
Comment 2:    If AST Fund Solutions, LLC has been retained solely for the purposes of soliciting proxies for the Annual Meeting, please so specify. Otherwise, please discuss the services that AST Fund Solutions, LLC will provide.
Response: We have amended disclosure accordingly.
Comment 3:    If true, please disclose that Mr. Gremp has agreed to serve as a director if elected and has consented to be named as a nominee.
Response: We have amended disclosure accordingly.
Comment 4:    Under Transactions with Affiliated Persons on page 14 of the Proxy Statement, please discuss the co-investment order the Company has received from the SEC.
Response: We have amended disclosure accordingly.
Comment 5:    Under Key Stockholder Considerations on page 18 of the Proxy Statement, please discuss the limitations of a rights offering, if any, that the Company may utilize.
Response: We have amended disclosure accordingly.
Comment 6:    Under Key Stockholder Considerations on page 19 of the Proxy Statement, please discuss the limitations of an offering of warrants or other securities pursuant to Section 61(a) of the 1940 Act.
Response: We have amended disclosure accordingly.
* * * *

Prospect Capital Corporation
September 10, 2014

If you have any questions or comments or require any additional information in connection with the above, please telephone Brian Oswald at (212) 792-2259.
Sincerely,
Prospect Capital Corporation
/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary

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